Valhi, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas  75240

November 14, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Stop 7010
Washington, D.C. 20549

Attention:         Mr. Terence O’Brien
       Accounting Branch Chief

CC:     Ms. Melissa N. Rocha
           Division of Corporation Finance

           Ms. Jeanne Baker
           Division of Corporation Finance

           Mr. Hagen Ganem
           Division of Corporation Finance

           Ms. Pamela A. Long
           Division of Corporation Finance

RE:           Valhi, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007, filed on March 13, 2008
  (“Form 10-K”)
Definitive Proxy Statement on Schedule 14A, filed on April 29, 2008
 (“Definitive Proxy Statement”)
File No. 1-5467

Dear Mr. O’Brien

Reference is made to the Staff’s letter dated November 5, 2008, (the “Comment Letter”), which sets forth comments of the Staff regarding the above referenced Form 10-K and Definitive Proxy Statement.  Valhi, Inc. (“Valhi”) has responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business

Segments

Component Products Segment – CompX International Inc.

1.
We note from your risk factors entitled “Our failure to enter into new markets with our current component products business…” and “Our development of new component products… is critical…” that you consider the development of new component products and innovative features to be critical to sustain and grow your Component Products Segment sales.  If research and development activities are material to this segment, please revise the narrative description of your business in future filings to discuss these activities, and disclose the estimated amount spent during each of the last three fiscal years on research and development in this segment.

We hereby advise the Staff that the amount of the research and development expenditures of our Component Products segment, pursuant to the guidance of paragraph 9 of SFAS 2, are not material.  Such expenditures were approximately $.2 million in each of 2005, 2006 and 2007.   However, our Component Products segment spends a significant amount of time and effort to refine, improve and adapt its existing products and features for new customers and customer applications.  Pursuant to the requirements of paragraph 10 of SFAS 2, expenditures for these types of activities are not considered to be research and development activities.  Therefore, the amount of the research and development expenditures of our Component Products segment pursuant to SFAS 2 is not indicative of the overall effort involved in the development of new products and features for our Component Products segment.  In response to the Comment of the Staff in this regard, we will revise our future filings with the Commission to:
•	Discuss the research and development and new product development activities of our Component Products segment;
•	Disclose the amount of research and development expenditures for each of the last three fiscal years, if such expenditures become material; and
•
Indicate that our Component Products segment spends a significant amount of time and effort to refine, improve and adapt its existing products and features for new customers and customer applications, and that since expenditures for these types of activities are not considered to be research and development expense under accounting principles generally accepted in the United States of America, the amount of the research and development expenditures of our Component Products segment is not indicative of the overall effort involved in the development of new products and features for our Component Products segment.

2.
With regards to your 50% interest in a manufacturing joint venture with a subsidiary of Huntsman Corporation, please tell us whether or not any of the current business negotiations of Huntsman Corp, specifically the sale of Huntsman to Hexion, will impact the joint venture arrangement, the parties involved or your interest in the joint venture.

We would expect that Hexion (or one of its subsidiaries) would become the owner of the other 50% interest in the joint venture in the event Huntsman were to be sold to Hexion.  The terms of the joint venture agreement provide for, among other things, the substitution of an existing joint venture partner for a new joint venture partner and the continuation of the joint venture under the same terms and conditions following such substitution.  Therefore, we do not believe the substitution of Hexion (or one of its subsidiaries) as the new owner of the other 50% interest in the joint venture would have any significant impact to the joint venture arrangement or our interest in the joint venture.

The joint venture was formed in 1993.  Huntsman is the second company to own the other 50% interest in the joint venture, having acquired such interest from Tioxide Group, Ltd. (a wholly-owned subsidiary of Imperial Chemicals Industries PLC and the original owner of the other 50% interest in the joint venture) around 1999.  There was no significant impact to the joint venture arrangement or our interest in the joint venture at the time of the transfer of the other 50% interest in the joint venture from Tioxide to Huntsman, and we would similarly expect no significant impact to the joint venture arrangement or our interest in the joint venture in the event the other 50% interest in the joint venture were to be transferred from Huntsman to Hexion.

Item 3 – Legal Proceedings

3.
You state that plaintiffs in several of the lawsuits you describe are seeking compensatory or punitive damages, but in some cases you do not disclose the amount claimed.  Please tell us supplementally with a view toward disclosure in future filings whether amounts are specified in these suits and if so, why you have not disclosed such amounts.  We may have additional comments upon review of your response.

With respect to the lead pigment litigation and environmental matters and litigation discussed in Item 3, we hereby advise the Staff that when the plaintiffs in these cases are seeking compensatory or punitive damages, the amount of such damages are generally unspecified.  In some cases, the damages are unspecified pursuant to the requirements of applicable state law.  If the plaintiffs have specified such damages in their complaint, we have disclosed the amount of such damages that are being sought (see, for example, the discussion of Smith, et al. v. Lead Industries Association, et al., Circuit Court for the Baltimore City, Maryland, Case No. 24-C-99-004490, in the lead pigment litigation section of Item 3).   With respect to the lead pigment litigation and environmental matters and litigation discussed in Item 3 for which the plaintiffs are seeking compensatory or punitive damages that have not been specified in the applicable complaint, we will revise our future filings with the Commission to clarify that such damages that are being sought are unspecified.

Item 5. Market For Registrant’s Common Equity …..

4.
We observe from your disclosure in your definitive proxy statement that certain of your named executive officers held stock options as of December 31, 2007.  Please tell us supplementally why you have not included information about securities authorized for issuance under equity compensation plans, as required by Item 201(d) of Regulation S-K, in this item.

We have previously omitted the information about securities authorized for issuance under equity compensation plans pursuant to Item 201(d) of Regulation S-K because we believe the information is not material.  In this regard, we note the following disclosures contained in Note 14 – Stockholders’ equity to our Consolidated Financial Statements contained in the Form 10-K regarding Valhi’s incentive stock option plan (the only equity compensation plan for which we would provide information pursuant to Item 201(d)):
•	The number of options to purchase Valhi common stock outstanding at December 31, 2007 (550,000) represents less than 1% of Valhi’s outstanding common stock at that date;
•
The aggregate amount payable upon exercise of such options was $5.9 million (or a weighted average exercise price of approximately $10.66 per share), which represents less than 1% of Valhi’s consolidated stockholders’ equity at December 31, 2007; and

•	Approximately 4.0 million shares were available for grant under Valhi’s incentive stock option plan at December 31, 2007, which represents 3.5% of Valhi’s outstanding common stock at such date.

However, in response to the Comment of the Staff in this regard, in our future filings with the Commission we will include the information about securities authorized for issuance under equity compensation plans pursuant to Item 201(d) of Regulation S-K as part of Item 5.

Item 7. Management’s Discussion and Analysis

Chemical

5.
You disclose that your 2007 chemical segment sales decreased in part due to a 4% decline in your average selling prices.  Please revise future filings to indicate why prices declined.  If you believe this is a trend that will continue, address how management is going to address this negative trend.

As noted in our Item 1 discussion of our Chemicals Segment’s operations in the Form 10-K, the majority of our TiO2 grades and substantially all of our production are considered commodity pigment products. In addition, we compete for sales primarily on the basis of price.  Industry wide prices were in decline in 2007 and the first half of 2008, primarily due to competitive market pressures.  As we noted in Management’s Discussion and Analysis in our Quarterly Report of Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008, we and our competitors have announced various price increases and surcharges starting in June 2008 in response to higher operating costs, and our average selling prices were higher in the third quarter of 2008 as compared to the second quarter of 2008.  We will revise our Management’s Discussion and Analysis in our future filings with the Commission to clarify that our Chemicals Segment pricing generally follows industry trends, and that prices increase or decrease generally as a result of competitive market pressures.  In addition, to the extent that prices are trending downward and such downward trend is expected to continue, we will disclose the actions management plans to take to address such downward trend (such as, for example, an enhanced focus on cost control).

6.
You disclose that in your chemicals segment, your cost of sales increased in 2007 primarily due to the impact of higher sales, values, lower utility costs, lower production volumes, and the effect of changes in currency exchange rates and higher operating costs.  Please revise future filings to quantify each of these components that impacted your cost of sales and indicate the reasons for such changes.

We generally quantify the impact of certain factors that have an impact on our Segment’s operating performance when such quantifications are meaningful and the impact of those factors is material.  For example, we include a table which summarizes the effect of currency exchange rates on our Segment’s sales and operating income for the comparative periods.  We also include a table which summarizes the effect of changes in selling price, sales volume, product mix and changes in currency exchange rates on our Chemicals Segment’s sales.

With respect to the increase in our Chemicals Segment cost of sales in 2007, the impact of each of the factors indicated was immaterial, but cumulatively led to the increase in the cost of sales percentage.  However, in response to the Comment of the Staff in this regard, we will revise our Management’s Discussion and Analysis in our future filings with the Commission to provide a quantification of the factors that had the most material impact on the change in our Chemicals Segment cost of sales, and indicate the reasons for those changes.

Component Products

7.
You disclose that net sales in your component product segment decreased in 2007 primarily due to lower sales of certain products to the office furniture market where Asian competitors have established selling prices at a level below which you consider would return a minimal margin.  In future filings, expand your discussion to indicate how management plans to address this negative trend.

We believe we adequately disclosed our plans to mitigate the negative effects of Asian competitors on our Component Products Segment’s business in the Outlook section of the Component Products Segment discussion within our Management’s Discussion and Analysis of the Form 10-K, which reads as follows:

“Asian sourced competitive pricing pressures are expected to continue to be a challenge for us as Asian manufacturers, particularly those located in China, gain share in certain markets.  We believe the impact of this environment will be mitigated through our on-going initiatives to expand both new products and new market opportunities.  Our strategy in responding to the competitive pricing pressure has included reducing production costs through product reengineering, improving manufacturing processes through lean manufacturing techniques and moving production to lower-cost facilities, including our own Asian-based manufacturing facilities.  In addition, we continue to develop sources for lower cost components for certain product lines to strengthen our ability to meet competitive pricing when practical.  We also emphasize and focus on opportunities where we can provide value-added customer support services that Asian-based manufacturers are generally unable to provide.  As a result of pursuing this strategy, we will forego certain segment sales in favor of developing new products and new market opportunities where we believe the combination of our cost control initiatives and value-added approach will produce better results for our shareholders.”

For the information of the Staff, competition from Asian competitors started to have a much less significant impact on the trend of our Component Product Segment’s net sales in the third quarter of 2008.  As a result, we made no mention of such Asian competition in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.  However, the Outlook section of the Component Products Segment discussion of such Form 10-Q continued to indicate our plans to mitigate the negative effect of the reduced demand that is affecting our Component Products Segment.  ,

In response to the Comment of the Staff in this regard, to the extent that reduced demand from any source continues to negatively impact the trend of our Component Product Segment’s net sales, we will revise our Management’s Discussion and Analysis in our future filings with the Commission to include a reference to the Outlook section at the point where the first mention of such reduced demand is made.

8.
You disclose that gross margins increased in your component products segment as a result of improved product mix and improvements in your operating efficiency through cost reductions.  Please revise future filings to discuss in detail and quantify the changes in the product mix and the specific steps you are taking to cut costs.  To the extent you have implemented a cost reduction program that will impact future operations, please disclose the terms of this program, any charges you will incur to implement the program and any savings you anticipate having from this program.

We will revise our Management’s Discussion and Analysis in our future fillings with the Commission to include a quantification of the impact of changes in product mix on our Component Products Segment gross margin, to the extent such change is material.

With regard to cost reductions, we hereby advise the Staff that we have not implemented a specific or targeted cost reduction "program" (such as a material reduction in headcount).  Rather, the reference to cost reductions relates to how we manage the Component Products business on an ongoing basis by constantly striving to reduce or eliminate costs where possible through efforts such as product reengineering, improving manufacturing processes through lean manufacturing techniques, moving production to lower-cost facilities and other similar efforts.  Progress in these areas varies over time and can be difficult to measure due to, among other reasons, changes in demand and product mix.  Therefore, quantifying the impact of the multiple daily decisions that impact our cost structure is not practical. In response to the Comment of the Staff in this regard, we will revise our Management’s Discussion and Analysis in our future filings with the Commission to clarify the nature of the cost reduction efforts of our Component Products Segment and how we measure improvement in this area.

Critical accounting policies and estimates

9.
We note you tested the long-lived assets in your WCS operations during 2007.  With regards to this impairment test, please tell us and disclose in future filings, your specific critical accounting estimates and assumptions, including how you arrived at the estimate of fair value for the WCS reporting unit and whether your assumptions are reasonably likely to change in the future.  You should analyze the specific sensitivity of the fair value estimate to change, based on other outcomes that are reasonably likely to occur and would have a material effect, as well as the amount of headroom between the estimated fair value and carrying value for your reporting unit and the possible impact on the financial statements.  You should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.  See Section V of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional information and revise to include appropriate disclosure relating to your critical accounting estimates and assumptions.

As discussed in Item 1, our Waste Management Segment currently operates its waste disposal facility on a relatively limited basis while obtaining regulatory approval for certain disposal licenses.  Consistent with the requirements of SFAS 144, our impairment analysis first compares our estimated aggregate undiscounted cash flows projections for WCS against the carrying value of WCS’ net assets.  To the extent these estimated aggregate undiscounted cash flows exceed the carrying value of WCS’ net assets, the carrying amount of such net assets are deemed to be recoverable and no impairment is recognized.  With respect to our impairment test for WCS during 2007, we concluded the WCS’ net assets were recoverable.  As a result, we were not required to determine the fair value of WCS’ net assets pursuant to the requirements of paragraph 7 of SFAS 144.

Our undiscounted cash flows analysis includes a number of significant assumptions, including (i) the timing for when WCS will obtain the additional disposal licenses it is seeking, (ii) the amount of time and capital it will take WCS to complete construction of expanded disposal facilities after it receives the additional licenses it is seeking and (iii) the estimated amount and timing of revenues and operating profit that WCS would earn following receipt of the additional licenses it is seeking.  These cash flow estimates are updated as new information and expectations regarding the status of regulatory approval are obtained.  While WCS has been seeking regulatory approval for its services for a number of years, steady progress towards this goal has been made. In this regard, as noted in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, WCS has received the byproduct disposal license it was seeking, and WCS is currently awaiting approval for a final low-level and mixed low-level radioactive waste disposal license.

In comparing our estimated aggregate undiscounted cash flows projections for WCS against the carrying value of WCS’ net assets, we also consider the extent by which the estimated aggregate future undiscounted cash flow amounts for WCS exceeds the carrying value of WCS’ net assets as part of a sensitivity analysis.  For example, with respect to our impairment test for WCS during 2007, the estimated aggregate undiscounted cash flows projections for WCS was an amount that was at least two times the carrying value of WCS’ net assets.

We have disclosed the importance of obtaining regulatory approval for these new licenses in Item 1, which reads as follows:

“It is possible our ability to obtain and retain permits on a timely basis could be impaired in the future.  The loss of an individual permit or the failure to obtain a permit could have a significant impact on our Waste Management Segment’s future operating plans, financial condition, results of operations or liquidity, especially because we only own and operate one disposal site.  For example, adverse decisions by governmental authorities on our permit applications could cause us to abandon projects, prematurely close our facility or restrict operations.”

In response to the Comment of the Staff in this regard, in our future filings with the Commission we will expand our disclosures within our Critical Accounting Policies and Estimates section regarding long-lived asset impairment for WCS as follows:
•
Indicate that our estimated future undiscounted cash flow estimates for WCS include significant assumptions regarding (i) the timing for when WCS will obtain the additional disposal licenses it is seeking, (ii) the amount of time and capital it will take WCS to complete construction of expanded disposal facilities after it receives the additional licenses it is seeking and (iii) the estimated amount and timing of revenues and operating profit that WCS would earn following receipt of the additional licenses it is seeking;

•
Indicate if applicable that the carrying amount of WCS’ net assets were deemed to be recoverable as a result of such estimated aggregate future undiscounted cash flow amounts being an amount in excess of the carrying value of WCS’ net assets;

•	Indicate the magnitude by which the estimated aggregate future undiscounted cash flow amounts for WCS exceeds the carrying value of WCS’ net assets; and
•
Clarify that different assumptions, including a failure to obtain approval for the low-level disposal license that WCS is seeking or a significant delay in obtaining such license, could result in materially different cash flow estimates and cause the recognition of a material long-lived asset impairment.

10.
Please tell us whether or not your other reporting units were tested for impairment and if so, please disclose the results of those tests, including the amount of headroom between the carrying value of the assets and their recoverable amount.  If not, please tell us your consideration of paragraph 8 of SFAS 144 as it relates to these assets.

As noted in the long-lived asset discussion of our Critical Accounting Policies and Estimates section of the Form 10-K, we assess long-lived assets for impairment only when circumstances indicate an impairment may exist.   During 2007, there were no circumstances which indicated a possible impairment at any of our other reporting units.  In considering the circumstances under which an impairment might exist, we consider the circumstances indicated by paragraph 8 of SFAS 144, which can be summarized as follows:
•	A significant decrease in the market price for a long-lived asset group;
•	A significant adverse change in the extent or manner in which a long-lived asset group is used or its physical condition;
•	A significant adverse change in the legal factors or business climate that could affect the value of a long-lived asset group;
•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset group; or
•	A current-period operating or cash flow loss combined with a history of operating or cash flow losses for a long-lived asset group.

Other than with respect to WCS, none of the circumstances indicated above are present with any of our reporting units.

In response to the Comment of the Staff in this regard, in our future filings with the Commission we will include a statement indicating that reporting units not specifically mentioned in the long-lived asset discussion of our Critical Accounting Policies and Estimates section were not tested for impairment because no impairment indicators were present for those other long-lived asset groups.

11.
In future filings, please expand your discussion of critical accounting policies, specifically goodwill and retirement benefits to address the existence of material estimates or assumptions, how these matters may affect the financial statements and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

•
With regards to your retirement benefits policy, please ensure that your policy discussion includes a sensitivity analysis of the effect of changes in your material assumptions, such as your discount rates, future compensation levels, expected return on plan assets, and mortality rates.

•
With regards to your goodwill policy, please ensure your policy includes discussion on how you determined your reporting units and your basis for determining the units under paragraphs 30 – 36 of SFAS 142.  Further address why certain reporting units were valued using level 1 inputs when others were valued using level 3.

Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

With respect to our retirement benefit plans, we believe we have adequately disclosed our material assumptions, and estimates and how changes to these assumptions or estimates might affect our financial statements, in the “Assumptions on defined benefit pension and OPEB plans” section of our Management’s Discussion and Analysis. This section includes, among other things, a sensitivity analysis of the effect of changes in our material assumptions (i.e. discount rate and rate of return on plan assets) on the amount of our benefit obligations and benefit expense.  We include a reference to this section in our Critical Accounting Policies and Estimates discussion.  Due to the length and detail of the discussion we believe it is appropriate to discuss these items in a separate section.

We also indicate in the Critical Accounting Policies and Estimates discussion that different retirement benefit plan assumptions could result in the recognition of different expense amounts over different periods of time.  In response to the Comment of the Staff in this regard, in our future filings with the Commission we will clarify that different retirement benefit plan assumptions could result in the recognition of materially different expense, asset and liability amounts in our Consolidated Financial Statements.

With respect to goodwill, we will expand our Critical Accounting Policies and Estimates Section in our future filings with the Commission to include a discussion of (i) how we determine our goodwill reporting units pursuant to the guidance of SFAS 142 and (ii) why certain goodwill reporting units (i.e. our single Chemicals reporting unit represented by our investment in Kronos Worldwide, Inc.) is evaluated for goodwill impairment using a Level 1 input under FAS 157 (i.e. because a quoted market price for Kronos’ common stock is available), while our other goodwill reporting units (i.e. our three Component Products reporting units) are evaluated for goodwill impairment using Level 3 inputs under FAS 157 (i.e. discounted cash flow estimates) because Level 1 inputs (i.e. quoted market prices) are not available for the three reporting units within our Component Products segment.  In addition, to the extent that we use Level 3 inputs under FAS 157 for our goodwill impairment analysis, we will also clarify in our future filings with the Commission that different cash flow assumptions and estimates could result in the recognition of a material goodwill impairment.

Liquidity

12.
We note that a portion of your cash provided by operating activities was provided by your parent.  Please tell us whether or not sales are made to or from Contran.  To the extent you have related party transactions with your parent, please revise the financial statements, in future filings, to separately identify related party transactions on the face of each statement, including revenue, expenses, and amounts receivable and payable to marketing companies that meet the definition of a related party.  Otherwise, clarify how your parent provides you operating cash flows.  Refer to Rule 1-02(b) of Registration S-X and SFAS 57.

The Staff’s Comment probably arose from the reference to “Valhi Parent” contained in the table in Liquidity and Capital Resources in the Form 10-K, which details cash provided by or used in operating activities by entity.  Valhi Parent, as used in this table, represents a reference to Valhi exclusive of the other indicated Valhi subsidiaries, and not a reference to our parent company, Contran Corporation (i.e. it represents Valhi, as the parent entity of the other indicated Valhi subsidiaries).  In our future filings with the Commission, we will clarify that the reference to “Valhi Parent” means Valhi exclusive of the other indicated Valhi subsidiaries.

Please note that all of our related party transactions, including those with Contran, are properly disclosed in Note 16 – Related party transactions to our Consolidated Financial Statements contained in the Form 10-K, and amounts payable to and receivable from all affiliates, including Contran, are separately identified on the face of our Consolidated Balance Sheet.   We hereby advise the Staff that we have no sales to or purchases from Contran or any of our other affiliates, except for purchases in the ordinary course of business from our Chemicals Segment joint venture (Louisiana Pigment Company) disclosed in Note 16.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

13.
Considering your existing disclosures regarding the increased raw material costs in 2007 and the significant impact the raw materials costs had on your operations, a discussion of commodity price risk management strategies appears appropriate.  Please revise your MD&A, in future filings, pursuant to Item 305(b) of Regulation S-K, to discuss your commodity price exposure, your risk management strategies, or if you don’t manage this risk, a statement disclosing that fact.

As noted in our Item 1 discussion of raw materials, we generally enter into long-term supply agreements for certain of our raw material requirements for our Chemicals Segment, and our Component Products segment will occasionally enter into raw material arrangements to mitigate the short-term impact of future increases in raw material costs.  Otherwise, we generally do not have long-term supply agreements for our raw material requirements either because we have assessed the risk of the unavailability of those raw materials and/or the risk of a significant change in the cost of those raw materials to be low, or because long-term supply agreements for those raw materials are generally not available. In our future filings with the Commission, as part of Item 7A we will:

•	Include a discussion of our commodity price exposures;
•	Indicate the steps we take to mitigate certain of such exposures (i.e. through the indicated long-term supply agreements); and
•
Indicate the reasons why we do not enter into long-term supply agreement for our other raw material requirements (i.e. because we have either assessed the risk of the unavailability of those raw materials and/or the risk of a significant change in the cost of those raw materials to be low, or because long-term supply agreements for those raw materials are generally not available).

Note 21. Quarterly results of operations

14.
We note that during the three month period ending June 30, 2007, net income decreased to a net loss of $4.9 million and continued to decrease in the third quarter ending September 30, 2007, to $52.7 million.  Please tell us and disclose the reasons for this decrease in net income during the second and third quarters.  Note that the effect of any significant changes, events and/or circumstances on your quarterly data should be discussed in accordance with Item 302 of Regulation S-K.

As disclosed in Note 3 – Business combinations and related transactions to our Consolidated Financial Statements contained in the Form 10-K, we ceased to account for our ownership interest in Titanium Metals Corporation by the equity method effective April 1, 2007.  This was the primary reason for the decrease in our net income in the second quarter of 2007.

As disclosed in Note 12 – Income taxes to our Consolidated Financial Statements contained in the Form 10-K, we recognized an $87.4 million income tax charge in the third quarter of 2007 related to the change in German income tax rates.  This was the primary reason for the decrease in our net income in the third quarter of 2007.

In response to the Comment of the Staff in this regard, in our future filings with the Commission we will include explanatory footnotes to the 2007 unaudited quarterly data to indicate these reason for the decreases in our net income in the second and third quarters of 2007.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Officers and Directors and Other Information

Compensation Discussion and Analysis

Intercorporate Services Agreements

15.
We note that you share the expense of your executive officers’ services, among other costs, with related entities based on your intercorporate services agreements with Contran Corporation and that your respective share of these costs are considered and approved by your board of directors.  Please tell us supplementally, with a view toward disclosure in future filings, the extent to which Valhi’s management development and compensation committee is informed of, considers or provides feedback to Contran regarding executive performance and the CD&A items (such as, for example, what Valhi believes compensation should be designed to reward) described in Item 402(b) of Regulation S-K in recommending to approve the proposed ISA fee.  For example, does the Valhi committee know about and consider Contran’s compensation policies to ensure that they are consistent with Valhi’s objectives and requirements for effective management of the company? Further, if Valhi has objectives and requirements for effective management of the company that are linked to or rewarded by compensation, what are those objectives and requirements and how does Valhi believe they are met?  Does Valhi provide Contran with any type of feedback on executive performance in order for Contran to set various elements of compensation?

As noted in the Compensation, Discussion and Analysis section of the Definitive Proxy Statement (“CD&A”), each of our named executive officers for 2006 and 2007 were employees of Contran Corporation.  Our named executive officers provide their services to us pursuant to the terms of certain intercorporate services agreements (“ISAs”), which are also discussed in the CD&A.  We pay a fee to Contran under these ISAs to receive, among other things, the services of our named executive officers.  The fee we pay to Contran reimburses Contran for its cost of employing all of the personnel, including our named executive officers who provide services to us, by allocating such costs based on the estimated time such personnel are expected to devote to us over the year.  The amount of the fee we pay Contran under these ISAs is not dependent upon our financial performance.  Even though we do not directly compensate each of our named executive officers, we consider the portion of the aggregate fee we pay to Contran for each person who provides services to us under the ISAs, including our named executive officers, to be the reasonable equivalent of “compensation” for purposes of providing disclosures pursuant to Item 402 of Regulation S-K.  Therefore, our compensation policy provides that our management development and compensation (“MD&C”) committee annually evaluate whether:
•
The cost to Valhi to directly employ the personnel necessary to provide the quality of services provided to us by Contran personnel would exceed the proposed aggregate fee to be charged to us by Contran under the applicable ISA; and

•	The cost for such services would be no less favorable than could otherwise be obtained from an unrelated third party for comparable services.

Through their membership on the MD&C committee as well as the board of directors, the members of our MD&C committee work directly with our executive officers.  Accordingly, the members of the MD&C committee have direct knowledge of the quality of the services that our named executive officers provide to us each year.  As noted in the CD&A, our MD&C committee considers, among other things, the quality of the services that the employees of Contran provide to us each year, including the quality of the services of our named executive officers, for purposes of determining whether to recommend that the proposed ISA fee for each year be approved by the full board of directors.  The MD&C committee is not required to provide any feedback to the executive officers of Contran regarding the quality of the services that our named executive officers provide to us each year because our named executive officers also serve as the executive officers of Contran (as disclosed in the Executive Officer section of the Definitive Proxy Statement).  However, as part of the MD&C committee’s evaluation of whether to recommend that the proposed ISA fee for each year be approved by the full board of directors, the members of the MD&C committee have the opportunity to consider the quality of the services provided to us by Contran, including the quality of the services provided to us by our executive officers.

As noted in the CD&A, our MD&C committee also considers the ISA charge and the number of full-time equivalent employees reflected in that charge, by department, for the prior year and the proposed current year, as well as the comparison of the prior year and proposed current year aggregate average hourly rate, for purposes of determining whether to recommend that the proposed ISA fee for each year be approved by the full board of directors.  In addition, the MD&C committee also considers the cost we would incur to directly employ the personnel necessary to provide a similar quality of the services provided to us by Contran under the ISAs in comparison to the aggregate fee we pay Contran under the ISAs.

As noted in the Executive Officer section of the Definitive Proxy Statement, each of our named executive officers provides services to many companies related to Contran, including Contran itself.  Consequently, the fee we pay to Contran under the ISAs does not represent all of Contran’s cost of employing each of our named executive officers.  Therefore, Contran and these other companies related to Contran absorb the remaining amount of Contran’s cost of employing each of our named executive officers.

Given that (i) each of our named executive officers are employed and compensated by Contran, (ii) each of our named executive officers provide services to Contran and other companies related to Contran, other than us, and therefore the fee we pay to Contran under the ISAs does not represent all of Contran’s cost of employing each of our named executive officers and (iii) the amount of the fee we pay Contran under the ISAs is not dependent upon our financial performance, the MD&C committee is not required to gain an understanding or have knowledge of the compensation policies of Contran because it is not relevant to their decision-making process. What is relevant to the decision-making process of our MD&C committee is, among other things, the committee’s conclusion that the cost to directly employ the sufficient number and skill levels of personnel necessary to provide the commensurate level and quality of services provided by Contran would exceed the proposed fee to be paid to Contran under the ISAs.

As noted in instruction number 1 to Item 402(b) of Regulation S-K, the purpose of the CD&A is to provide investors with material information that is necessary to understand the registrant’s compensation policies and decisions regarding the named executive officers.  For the reasons noted above, our CD&A disclosure provides investors with material information necessary to understand the process by which our MD&C committee determines whether to recommend that the proposed ISA fee for each year be approved by the full board of directors.  In response to the Comment of the Staff in this regard, we will clarify the following items in the CD&A section of our future filings with the Commission:

•	As employees of Contran, each of our named executive officers are compensated directly by Contran;
•	Each of our named executive officers serve as executive officers of Contran;
•
As part of the MD&C committee’s evaluation of whether to recommend that the proposed ISA fee for each year be approved by the full board of directors, the members of the MD&C committee consider the level and quality of the services that our executive officers provide to us; and

•	Having an understanding or have knowledge of the compensation policies of Contran is irrelevant to the MD&C committee’s determinations because:
o	Each of our named executive officers provides services to many companies related to Contran, including Contran itself;
o	The fee we pay to Contran under the ISAs each year does not represent all of Contran’s cost of employing each of our named executive officers;
o	Contran and these other companies related to Contran absorb the remaining amount of Contran’s cost of employing each of our named executive officers; and
o	The members of the MD&C committee consider the other factors discussed above in determining whether to recommend that the proposed ISA fee for each year be approved by the full board of directors.

Summary of Cash and Certain Other Compensation of Executive Officers

2007 Summary Compensation Table

16.
We understand that the cost of your executive officers’ services, which comprises part of the fee you pay Contran, includes a bonus amount.  In future filings, please include a “bonus” column and related disclosure in your summary compensation table.  See Items 402(c)(1) and (c)(2)(iv).

As noted above in our response to Comment No. 15 as well as disclosed in the CD&A, we pay a fee to Contran under these ISAs to receive, among other things, the services of our named executive officers.  The fee we pay to Contran reimburses Contran for its cost of employing all of the personnel, including our named executive officers, who provide services to us by allocating such costs based on the estimated time such personnel were expected to devote to us over the year.  The amount of the fee we pay Contran under these ISAs is not dependent upon our financial performance.

As noted in the CD&A, Contran’s cost of employing the personnel who provide services to us is the sum of:
•	Such person’s annualized base salary at the beginning of each year;
•
The bonus paid by Contran to such person in the prior year, other than any bonus paid for a specific matter unrelated to us (which serves as a reasonable approximation of the bonus that may be paid in the current year); and

•	An overhead factor (as described).

The MD&C committee does not individually consider these three elements of Contran’s cost for purposes of determining whether to recommend that the proposed ISA fee for each year be approved by the full board of directors. Rather, the MD&C committee considers these three elements of Contran’s cost in the aggregate in determining whether to recommend that the proposed ISA fee for each year be approved by the full board of directors.

As noted above in our response to Comment No. 15, even though we do not directly compensate each of our named executive officers, we consider the portion of the aggregate fee we pay to Contran for each person who provides services to us under the ISAs, including our named executive officers, to be the reasonable equivalent of compensation.   Because the MD&C committee considers the three elements of Contran’s cost of employing the individuals who provide services to us under the ISAs in the aggregate, and not individually, and because the amount of the fee we pay Contran is not dependent upon our financial performance, we do not believe it would be appropriate to segregate the portion of the aggregate fee we pay to Contran for each of our named executive officers who provides services to us under the ISAs amongst these three elements of Contran’s cost for purposes of the Summary Compensation Table pursuant to Item 402(c) of Regulation S-K.  In response to the Comment of the Staff in this regard, we will clarify in our future filings with the Commission that the MD&C committee considers the three elements of Contran’s cost of employing the personnel who provide services to us under the ISAs in the aggregate, and not individually, in determining whether to recommend that the proposed ISA fee for each year be approved by the full board of directors.

Valhi acknowledges that:

•	Valhi is responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	Valhi may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4228.  I can also be reached via facsimile at (972) 448-1445 or via email at gswalwell@valhi.net.

Sincerely,

Valhi, Inc.

By: _/s/ Gregory M. Swalwell
Gregory M. Swalwell,
Vice President and Controller